December 31, 2015

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-11-15

QUATERRA EXTENDS EXPIRY DATES
OF WARRANTS AND PROMISSORY NOTES

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced it has extended the maturity date of 500 non-transferable convertible redeemable US$1,000 principal amount promissory notes (the “Notes”) and the expiry date of 5,721,000 share purchase warrants (the “Warrants”). The Notes and the Warrants were issued pursuant to a non-brokered private placement financing that closed on July 2, 2014. Under their original terms, the Notes and Warrants were to mature and expire on January 2, 2016. Pursuant to the extension, the maturity and expiry dates have been moved by one year to January 2, 2017. All other terms of the Warrants remain unchanged and in full force and effect.

The outstanding principal amount of each Note may be converted into common shares of the Company at the rate of CDN$0.10 per share at any time until maturity. The Notes automatically convert into common shares at CDN$0.10 per share in the event the closing price of the shares is CDN$0.12 or higher for 10 consecutive trading days. The notes bear interest at the rate of 10% per annum. Interest on the Notes may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of payment in shares.

Each Warrant entitles the holder to purchase common shares of the Company at an exercise price of CDN$0.16 per share until January 2, 2017.

The extension of the maturity and expiry dates of the Notes and Warrants have been approved by the TSX Venture Exchange.

About Quaterra Resources Inc.
Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, President and Chief Executive Officer
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO
Quaterra Resources Inc.
604-641-2758

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.